UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-9733

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cash America International, Inc.

1600 W. 7th Street

Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Cash America International, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 14, 2013

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Participant-directed investments, at fair value	$64,371,379	$61,581,734
Notes receivable from participants	4,694,424	4,085,873
Cash	83,099	46,591

Net assets available for benefits, at fair value	69,148,902	65,714,198
Adjustment from fair value to contract value for fully benefit-responsive investments held by a collective trust	(136,797)	(116,707)

NET ASSETS AVAILABLE FOR BENEFITS	$69,012,105	$65,597,491

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
Additions to net assets attributed to:
Investment income	$1,047,942	$878,360
Net appreciation in value of investments	3,429,993	896,304

Total investment gain	4,477,935	1,774,664
Contributions:
Company	3,682,007	3,482,141
Participants	9,238,113	9,059,555
Rollovers	314,200	608,840

Total contributions	13,234,320	13,150,536
Interest income on notes receivable from participants	187,434	173,808

Net additions	17,899,689	15,099,008

Deductions from net assets attributed to:
Participant withdrawals	7,073,826	7,543,753
Administrative expenses	253,009	249,560

Total deductions	7,326,835	7,793,313

Net increase before transfer of assets	10,572,854	7,305,695
Transfer of assets to other plan	7,158,240	—

Net increase in net assets	3,414,614	7,305,695

Net assets available for benefits at beginning of year	65,597,491	58,291,796

Net assets available for benefits at end of year	$69,012,105	$65,597,491

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan and Summary of Significant Accounting Policies

The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Company”). The Plan’s recordkeeper is Diversified Retirement Corporation, formerly known as Diversified Investment Advisors, Inc. (“DRC”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

The Plan is a contributory plan. Prior to July 1, 2012, the Plan was open to substantially all U.S. employees. Effective on July 1, 2012, Enova International, Inc., which is a wholly-owned subsidiary of the Company (“Enova”), established the Enova International, Inc. 401(k) Savings Plan (the “Enova Plan”), which is open to substantially all employees of Enova and its subsidiaries (“Enova Employees”). The Plan remains open to substantially all other U.S. employees of the Company and its subsidiaries (“Company Employees”). The terms of the Plan applicable to Company Employees also applied to Enova Employees prior to July 1, 2012. Permanent Company Employees are eligible to participate in the Plan on the first day of the month following 30 days of employment. Temporary Company Employees are eligible to participate in the Plan on the first day of the month following one year of employment. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code, as amended (“Code”). The trustee of the Plan is State Street Bank and Trust Company (“State Street”).

Contributions

Participants may contribute a percentage of their annual compensation (up to 75%) to the Plan on a pre-tax basis, subject to Code limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Unless they elect otherwise, eligible Company Employees are automatically enrolled in the Plan and contribute 3% of their compensation. Contributions designated by the participant are withheld by the employer and remitted directly to State Street.

The Company makes matching contributions of 50% of each participant’s contributions, excluding rollover contributions, based on participant contributions of up to 5% of compensation. Participant contributions and Company matching contributions are both made in cash. Company matching contributions are allocated among a participant’s account in the same percentage to which the employee directs his or her contributions. In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

Participant Accounts

Each participant’s account is credited with his or her contributions and allocations of (a) the Company’s matching contributions and (b) earnings attributable to each employee’s investments in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

A participant may direct contributions in any combination of the ten investment options available under the Plan, including eight mutual funds, a collective trust fund, and a fund that invests in common stock of the Company (“Company Stock”).

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The allocation of a participant’s and the Company’s matching contributions among investment funds is determined by the participant and may be changed at any time. If a participant does not make an investment election, all contributions are invested in the Oakmark Equity & Income I Mutual Fund. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Vesting

Participants are always 100% vested in their voluntary contributions as well as any actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between investment funds and notes receivable from participants. Loans are made for terms that range from one to five years.

The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first business day of the month in which the loan is funded. Interest rates ranged from 4.25% to 9.25% for loans outstanding at December 31, 2012. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $75 is assessed to the borrowing participant by the Plan upon funding of the loan. A loan becomes payable in full upon the participant’s termination of employment. Loans that are not repaid as payments are due are considered defaulted. If a default is not cured by the end of the subsequent quarter, the defaulted loan is recorded as a deemed distribution, which is a taxable event for the participant.

Notes receivable from participants are valued at the outstanding principal balance plus accrued but unpaid interest.

Payment of Benefits

The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death, or upon reaching the age of 59-1/2. Hardship withdrawals are permitted if the participant meets the eligibility requirements. Except in the case of required minimum distributions payable to terminated participants who have attained age 70-1/2, all distributions from participant accounts must be paid as a lump sum, either to the participant, to a beneficiary (in the event of death of a participant), or to an individual retirement account or another qualified retirement account. If no action is taken by the participant following their termination of employment, the Plan administrator (a) distributes the funds to the participant if the vested account balance is less than $1,000, (b) automatically rolls over the vested balance to an individual retirement account held by a Plan administrator-designated third party if the account balance is greater than $1,000 but less than $5,000, or (c) retains the funds in the Plan until the participant requests a distribution or begins taking required minimum distributions if the account balance exceeds $5,000.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Forfeitures represent unvested portions of terminated participants’ accounts attributable to the Company’s matching contributions. Forfeitures were $496,369 and $572,863 for 2012 and 2011, respectively. The Plan used $460,415 and $569,486 in 2012 and 2011, respectively, to reduce the Company’s cash payments of matching contributions and partially offset recordkeeping, trustee, and other administrative expenses of the Plan. Unallocated nonvested forfeitures of $80,647 and $44,693 were available at December 31, 2012 and 2011, respectively, to offset future administrative expenses or pay matching contributions.

Basis of Accounting

The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Income Recognition

The Plan presents, in the statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation on investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Withdrawals

Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

Plan Administration

Expenses related to the Plan are borne by three sources: (1) forfeitures, (2) the Company, and (3) participants (including loan origination fees that are charged directly to the borrowing participant’s account). Amounts paid by the Company are not reflected in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Fully Benefit-Responsive Collective Trust

Fully benefit-responsive collective trust investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive collective trust investments because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The collective trust fund offered by the Plan (the “Stable Pooled Fund” or “SPF”) invests in fully benefit-responsive investments through its investment in the Wells Fargo Stable Return Fund G (the “WFSRF”), a collective trust fund sponsored by Wells Fargo Bank, N.A. that invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies. The statements of net assets available for benefits as of December 31, 2012 and 2011 present the fair value of the SPF as well as the adjustment of the SPF from fair value to contract value of the underlying investments. The net investment in the SPF is reflected in the statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011 on a contract value basis.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”), which amends ASC 820, Fair Value Measurement (“ASC 820”). ASU 2011-04 provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for interim and annual periods beginning after December 15, 2011. The Plan adopted ASU 2011-04 on January 1, 2012, and the adoption of this standard did not have a material effect on its financial position or results of operations.

2.	Fair Value Measurements

In accordance with Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plan’s investments, which are carried at fair value, are classified in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.

ASC 820 requires a description of the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets carried as of December 31, 2012 and 2011. The methodology used to measure each class of investments is described below.

•	Equity mutual funds were valued based on quoted market prices of the underlying assets provided by State Street and were classified within Level 1 of the valuation hierarchy.

•

The fixed income mutual fund, which is the PIMCO Total Return Admin Mutual Fund, was valued based upon the quoted market price of the underlying assets provided by State Street. This mutual fund was classified within Level 1 of the valuation hierarchy.

•

The SPF was valued based on the underlying daily value reported by the WFSRF. The WFSRF was valued based upon the investment returns of the underlying securities within the fund; the SPF was classified within Level 2 of the valuation hierarchy as the fund had observable, market-based inputs for its underlying investments, but it was not quoted in active markets.

•

Company Stock was valued at the market value of the Company’s common stock based upon the closing price of the stock on its primary exchange multiplied by the number of shares held by the Plan as of the measurement date and is classified within Level 1 of the valuation hierarchy.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables present the fair value of the Plan’s investments as of December 31, 2012 and 2011, respectively, by type of asset and by the ASC 820 valuation hierarchy described above. The Plan had no assets classified as Level 3 at December 31, 2012 or 2011.

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2012
Equity mutual funds:
Large-cap	$36,709,823	$—	$36,709,823
Mid-cap	3,797,828	—	3,797,828
Small-cap	3,588,662	—	3,588,662
Fixed income mutual fund	8,844,825	—	8,844,825
Collective trust fund—SPF	—	4,792,693	4,792,693
Company Stock	6,637,548	—	6,637,548

Total investments at fair value	$59,578,686	$4,792,693	$64,371,379

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2011
Equity mutual funds:
Large-cap	$34,202,020	$—	$34,202,020
Mid-cap	3,495,734	—	3,495,734
Small-cap	3,206,066	—	3,206,066
Fixed income mutual fund	8,263,738	—	8,263,738
Collective trust fund—SPF	—	4,673,970	4,673,970
Company Stock	7,740,206	—	7,740,206

Total investments at fair value	$56,907,764	$4,673,970	$61,581,734

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments in Excess of 5% of Net Assets Available for Benefits

The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2012 and 2011, were as follows:

	2012	2011
Collective trust fund:
Diversified Investment Advisors SPF	$4,792,693	$4,673,970
Mutual Funds:
BlackRock Equity Dividend A Mutual Fund	$5,936,193	$5,473,656
BlackRock U.S. Opportunities Instl Mutual Fund	3,797,828	3,495,734
Fidelity Spartan 500 Index Advantage Mutual Fund	6,376,249	5,261,020
Oakmark Equity & Income I Mutual Fund	18,661,096	18,439,667
PIMCO Total Return Admin Mutual Fund	8,844,825	8,263,738
T. Rowe Price Mutual Fund	3,588,662	*	*
Company Stock	$6,637,548	$7,740,206

**	Less than 5% of the Plan’s net assets at December 31, 2011.

Company Stock represented approximately 10% and 12% of total net assets available for benefits at December 31, 2012 and 2011, respectively.

During 2012 and 2011, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held at the end of the period) appreciated in value as follows:

	2012	2011
Equity mutual funds	$4,196,953	$(843,488)
Fixed income mutual fund	372,585	11,513
Collective trust fund—SPF	49,505	68,880
Company Stock	(1,189,050)	1,659,399

Net appreciation in value of investments	$3,429,993	$896,304

4.	Plan Termination

The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s Board of Directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.

5.	Transfer of Assets to Enova International, Inc. 401(k) Savings Plan

In connection with the establishment of the Enova Plan, effective July 2, 2012, assets of $7,158,240 were transferred from the Plan to the Enova Plan.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Party-in-Interest Transactions

The Plan offers participants the option to invest in Company Stock. This investment is considered a party-in-interest transaction. The Plan recorded purchases of $1,679,365 and sales of $1,239,954 of Company Stock during the year ended December 31, 2012. The Plan recorded purchases of $2,027,561 and sales of $2,551,154 of Company Stock during the year ended December 31, 2011. The Plan recorded transfers of Company Stock totaling $353,019 to the Enova Plan during the year ended December 31, 2012. Certain Plan investments are units of a collective trust managed by DRC. Therefore, these certain investments are party-in-interest transactions. In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts. These transactions are also party-in-interest transactions. All party-in-interest transactions in the Plan are exempt from the prohibited transaction rules.

7.	Federal Income Tax Status

The Plan obtained its latest determination letter on April 18, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amount reported on the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$69,012,105	$65,597,491
Participant loans deemed distributed	(16,808)	(11,637)
Adjustment from contract value to fair value for fully benefit- responsive investments	136,797	116,707

Net assets available for benefits per the Form 5500	$69,132,094	$65,702,561

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the net increase in assets per financial statements to the amounts reflected in the Form 5500:

	2012	2011
Total net increase per financial statements	$3,414,614	$7,305,695
Net increase in balance of deemed distributed loans	(5,171)	(1,557)
Net increase in adjustment of contract value to fair value for fully benefit-responsive investments	20,090	27,715

Net increase in assets per Form 5500	$3,429,533	$7,331,853

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes such amounts are not recorded as a withdrawal until paid. Certain loans deemed distributed are not included in net assets available for benefits on Form 5500. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	2012	2011
Participant withdrawals per the financial statements	$7,073,826	$7,543,753
Add: Net change in participant loans deemed distributed	5,171	1,557

Participant withdrawals and deemed distributions per the Form 5500	$7,078,997	$7,545,310

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

EIN No: 75-2018239, Plan No.  001

SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)(1)

As of December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$83,099

*	Diversified Investment Advisors	Stable Pooled Fund	4,792,693

	BlackRock	BlackRock Equity Dividend A	5,936,193
	BlackRock	BlackRock U.S. Opportunities Instl	3,797,828
	Fidelity	Fidelity Spartan 500 Index Advantage	6,376,249
	Harbor	Harbor Capital Appreciation Adm	2,305,934
	Oakmark	Oakmark Equity & Income I	18,661,096
	PIMCO	PIMCO Total Return Admin	8,844,825
	T. Rowe Price	T. Rowe Price Small Cap Value	3,588,662
	Thornburg	Thornburg International Value R5	3,430,351

		Mutual Funds Total	52,941,138

*	Cash America International, Inc.	Company Stock	6,637,548

*	Participant loans	Notes receivable with interest rates of 4.25% to 9.25%	4,677,616

		Total Plan Assets	$69,132,094

*	Indicates Party-In-Interest to the Plan
(1)	Column (d) is excluded from the presentation, as all investing activity is participant directed; therefore, no disclosure of cost information is required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cash America International, Inc. 401(k) Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Date: June 14, 2013	By:	/s/ Randall D. Blubaugh
Randall D. Blubaugh
Cash America International, Inc.
Chairperson, 401(k) Savings Plan Administrative Committee

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Whitley Penn LLP